SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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SCHEDULE 13G/A

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b) (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. 4)*

Retractable Technologies, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
76129W105
(CUSIP Number)
December 31, 2012
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☑ Rule 13d-1(c)

☐ Rule 13d-1(d)

________________________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G/A4

CUSIP No.	76129W105	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON Lloyd I. Miller, III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐
(b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,668,338
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,668,338
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,668,338
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.1%
12	TYPE OF REPORTING PERSON OO **

*SEE INSTRUCTIONS BEFORE FILLING OUT!

** See Item 4.

Introduction:	Due to a clerical error, the Reporting Person inadvertently stated on the Amendment No. 3 to the Schedule 13G filed on February 14, 2012 (“13G/A3”) that the Reporting Person had sole voting and dispositive power over 1,513,137 shares of the Issuer, when the total number of reported shares should have been 1,517,238. Since the 13G/A3 was filed, there have been changes to the beneficial ownership of the shares held by the Reporting Person which requires the filing of this calendar year end amendment.

Item 1(a).	Name of Issuer:	Retractable Technologies, Inc.
Item 1(b).	Address of Issuers’s Principal Executive Offices:	511 Lobo Lane Little Elm, Texas 75068
Item 2(a).	Name of Person Filing:	Lloyd I. Miller, III
Item 2(b).	Address of Principal Business Office or, if None, Residence:	222 Lakeview Avenue Suite 160-365 West Palm Beach, Florida 33401
Item 2(c).	Citizenship:	U.S.A.
Item 2(d).	Title of Class of Securities:	Common Stock
Item 2(e).	CUSIP Number:	76129W105

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b) OR 13d-2(b) or (c), CHECK WHETHER THE PERSON FILING IS A:
Not Applicable, this statement is filed pursuant to 13d-1(c)
Item 4.	OWNERSHIP: The reporting person has sole voting and dispositive power with respect to 1,668,338 shares of the reported securities as (i) the manager of a limited liability company that is the general partner of a certain limited partnership, and (ii) the manager of a limited liability company that is the adviser to certain trusts.

(a)	1,668,338
(b)	6.1%
(c)	(i) sole voting power: 1,668,338 (ii) shared voting power: 0 (iii) sole dispositive power: 1,668,338 (iv) shared dispositive power: 0

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
Not Applicable
Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:
Persons other than Lloyd I. Miller, III have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the reported securities.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:
Not Applicable
Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:
Not Applicable
Item 9.	NOTICE OF DISSOLUTION OF GROUP:
Not Applicable
Item 10.	CERTIFICATION:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2013	/s/ Lloyd I. Miller, III
Lloyd I. Miller, III